COMMENTS RECEIVED ON 08/13/2024

FROM DANIEL GREENSPAN

FIDELITY COVINGTON TRUST (File Nos. 811-07319 and 033-60973)

Fidelity Enhanced Emerging Markets ETF

Fidelity Enhanced U.S. All-Cap Equity ETF

POST-EFFECTIVE AMENDMENT NO. 120

1.

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we confirm if there are any reimbursement or recoupment arrangements, if there are, add footnotes.

R:

Each fund will not have a fee waiver or expense reimbursement.

2.

Fidelity Enhanced Emerging Markets ETF

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in securities of issuers and in depository receipts representing securities of issuers in emerging markets and other investments that are tied economically to emerging markets. Emerging markets include countries that have an emerging stock market as defined by MSCI, countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets that the Adviser identifies as having similar emerging markets characteristics.”

C:

The Staff requests we revise to clarify the specific type(s) of investments denoted by “other investments”.

R:

The types of investments in which the fund may invest are described in “Description of Principal Security Types” in the “Investment Details” section of the prospectus. As a result, we have not modified the disclosure.

3.

Fidelity Enhanced Emerging Markets ETF

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in securities of issuers and in depository receipts representing securities of issuers in emerging markets and other investments that are tied economically to emerging markets. Emerging markets include countries that have an emerging stock market as defined by MSCI, countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets that the Adviser identifies as having similar emerging markets characteristics.”

C:

The Staff requests we define what is MSCI.

R:

We believe the reference to “MSCI” is clear in the context of the remaining fund disclosures. As a result, we have not modified disclosures.

4.

Fidelity Enhanced Emerging Markets ETF

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we include corresponding strategy disclosure for the risks related to geographic exposure to Asia, China, China Region, and India.

R:

The fund does not have a principal investment strategy of investing in securities of issuers located in Asia, China, the China Region, or India specifically. Rather, as disclosed, the fund’s principal investment strategy is to normally invest at least 80% of its assets in “securities of issuers and in depositary receipts representing securities of issuers in emerging markets and other investments that are tied economically to emerging markets.” At times, securities of issuers located in Asia, China, the China Region, or India may represent a sizeable portion of the emerging markets, as classified by MSCI, the World Bank and FMR pursuant to the disclosure under “Investment Details” in the prospectus. As a result, we have included “Geographic Exposure to Asia,” “Geographic Exposure to China,” Geographic Exposure to the China Region,” and “Geographic Exposure to India” as principal investment risks for the fund.

5.

Fidelity Enhanced Emerging Markets ETF

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Geographic Exposure to China.

Because the fund invests a meaningful portion of its assets in China, the fund's performance is expected to be closely tied to social, political, and economic conditions in China and to be more volatile than the performance of more geographically diversified funds. The fund may obtain exposure to companies based or operated in China by investing through legal structures known as variable interest entities (VIEs). Instead of directly owning the equity securities of a Chinese company, a VIE enters into service and other contracts with the Chinese company. Although the VIE has no equity ownership of the Chinese company, the contractual arrangements permit the VIE to consolidate the Chinese company into its financial statements. Intervention by the Chinese government with respect to VIEs could significantly affect the Chinese company's performance and the enforceability of the VIE's contractual arrangements with the Chinese company.

Geographic Exposure to the China Region.

Because the fund invests a meaningful portion of its assets in the China region, the fund's performance is expected to be closely tied to social, political, and economic conditions within the China region and to be more volatile than the performance of more geographically diversified funds.”

C:

The Staff requests we explain the difference between “Geographic Exposure to China” and “Geographic Exposure to the China Region” or consider consolidating.

R:

The “Geographic Exposure to China” risk describes risks specific to companies based and operated in China, whereas the “Geographic Exposure to the China Region” risk also covers risks related to companies based and operated in the China Region, including Hong Kong and Taiwan.

6.

Fidelity Enhanced U.S. All-Cap Equity ETF

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in U.S. equity securities.”

C:

The Staff requests we clarify if U.S. equity securities include both public and private securities.

R:

The securities in which the fund may invest are described in “Description of Principal Security Types” in the “Investment Details” section of the prospectus. As a result, we have not modified the disclosure.

7.

All funds

“Investment Policies and Limitations” (SAI)

“Concentration”

C:

The Staff requests we add “or group of industries” per Section 8(b)(1) of the Investment Company

Act.

R:

Section 8(b)(1)(E) under the Investment Company Act of 1940 requires a registrant to disclose its policy with respect to “concentrating investments in a particular industry or group of industries.”

Each fund has not identified any industry or group of industries in which it intends to concentrate.

Accordingly, we have not modified the disclosure.

FOLLOW- UP COMMENTS RECEIVED ON 10/01/2024

FROM DANIEL GREENSPAN

FIDELITY COVINGTON TRUST (File Nos. 811-07319 and 033-60973)

Fidelity Enhanced Emerging Markets ETF

Fidelity Enhanced U.S. All-Cap Equity ETF

POST-EFFECTIVE AMENDMENT NO. 120

1.

Fidelity Enhanced Emerging Markets ETF

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in securities of issuers and in depository receipts representing securities of issuers in emerging markets and other investments that are tied economically to emerging markets. Emerging markets include countries that have an emerging stock market as defined by MSCI, countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets that the Adviser identifies as having similar emerging markets characteristics.”

C:

The Staff requests we revise to clarify the specific type(s) of investments denoted by “other investments”.

R:

Item 4 of Form N-1A requires that that a fund identify its principal investment strategies “including the type or types of securities in which the fund invests or will invest principally.” The types of securities in which the fund may invest principally – equity securities -- are disclosed in “Description of Principal Security Types” in the prospectus. The fund also has a principal investment strategy to invest primarily in common stocks. The fund’s other investments that are tied economically to emerging markets are generally expected to consist of equity securities as defined in the “Description of Principal Security Types,” and may also include ETFs. Accordingly, we have not modified the disclosure.

2.

Fidelity Enhanced U.S. All-Cap Equity ETF

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in U.S. equity securities.”

C:

The Staff requests we clarify if U.S. equity securities include both public and private securities.

R:

Item 4 of Form N-1A requires that that a fund identify its principal investment strategies “including the type or types of securities in which the fund invests or will invest principally.” The types of securities in which the fund may invest principally – equity securities -- are disclosed in “Description of Principal Security Types” in the prospectus. The fund also has a principal investment strategy to invest primarily in common stocks which are commonly understood to be public equity securities. While the fund’s investments may include private equity securities, the fund currently does not expect to invest in private securities and investing private securities is not a principal investment strategy of the fund. Accordingly, we have not modified the disclosure.

Attachment 1

Fidelity® Enhanced Emerging Markets ETF

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

Management fee	0.38%
Distribution and/or Service (12b-1) fees	None
Other expenses	0.00% A
Total annual operating expenses	0.38%

ABased on estimated amounts for the current fiscal year.

1 year	$39
3 years	$122

Fidelity® Enhanced U.S. All-Cap Equity ETF

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

Management fee	0.18%
Distribution and/or Service (12b-1) fees	None
Other expenses	0.00% A
Total annual operating expenses	0.18%

ABased on estimated amounts for the current fiscal year.

1 year	$18
3 years	$58